SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Composition of Petrobras’ Board of Directors’ Statutory Committees

Rio de Janeiro, June 29, 2016 – Petróleo Brasileiro S.A. – Petrobras hereby announces that its Board of Directors approved today the new composition of the following Board of Directors' Statutory Committees:

•      Strategic, with the appointment of Board members Segen Farid Estefen (President) and Guilherme Affonso Ferreira and, as external member, Reinaldo Guerreiro;

•      Financial, with appointment of Board members Guilherme Affonso Ferreira (President), Francisco Petros Oliveira Lima Papathanasiadis and, as external members, Carlos Antonio Rocca e Clemir Carlos Magro;

•     Compensation and Succession, with the appointment of Board members Francisco Petros Oliveira Lima Papathanasiadis (President),Jerônimo Antunes, Walter Mendes de Oliveira Filho; and

•      Safety, Environment and Health, with the appointment of Board members Betania Rodrigues Coutinho (President), Segen Farid Estefen and, as external member, Sonia Consiglio Favaretto.

Please find below the résumés of the Committees’ members:

Segen Farid Estefen, Brazilian, engineer. He currently holds the tenure position of Professor of Oceanic Structures and Submarine Engineering from COPPE/UFRJ, research and teaching institution, having been Managing Director of Coppetec Foundation (2009-2013). He is a member of the Advisory Committee of the Oceans Division, Offshore and Arctic Engineering of the American Society of Mechanical Engineering (ASME) and President of Brazil Corporate Division Underwater Technology (SUT-UK). Acts as a visitor professor of China University of Petroleum. He graduated in Civil Engineering from the Federal University of Juiz de Fora, a master's degree in Ocean Engineering from COPPE / UFRJ, Ph.D in Civil Engineering from Imperial College of Science, Technology and Medicine in London. Petrobras was Board Member and Petrobras Distribuidora in the period May 2015 to April 2016 and was Chairman of the Strategic Board of Directors of Petrobras Committee in the same period and Chairman of the Board of Directors of Petrobras Distribuidora November 2015 April 2016.

Guilherme Affonso Ferreira, Brazilian, engineer, entrepreneur. Graduated in Engineering from the Escola Politécnica of the University of São Paulo-USP. Post-graduate in Political Science by Macalester College in Saint Paul/USA, and specialization in Beef Cattle Production by James Cook University in Townsville, Australia. He was a member of the Board of Directors of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, Manah S/A, Tavex S/A (Spain), Santista Textil S/A, Coldex Frigor S/A and Banco Indusval S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of the non-governmental organizations: Institute of Citizenship, São Francisco Home School, AACD, Solidarity Sport, Sitawi, Azzi Institute and Orthopedic Institute of Campinas.

Reinaldo Guerreiro – Brazilian, accountant. Consultant specializing in economic management of enterprises in matters related to costs, prices and profitability, management information system design and feasibility studies and economic-financial diagnosis of enterprises. Master's degree in accounting from the School of Economics,

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Administration and Accounting (FEA) of the University of São Paulo (USP) and a doctorate in controllership and accounting from FEA (USP). Full Professor at FEA (USP). The current Deputy-Chief of the Accounting and Actuarial Science Department of FEA (USP). Administration Advisor certified by the Brazilian Institute of Corporate Governance (IBGC). Member of the Board of Directors of SABESP, independent member of the Audit Committee of SABESP, member of the Fiscal Council of the Foundation in Support of the University of São Paulo (FUSP), member of the Board of Trustees and current Research Director of the Institute for Accounting, Actuarial and Financial Research Foundation (Fipecafi), member of the Board of Directors of Petrobras Distribuidora. Professor and author of various books and articles in the accounting and finance area.

Francisco Petros Oliveira Lima Papathanasiadis. Brazilian, an economist and a lawyer specialized in corporate law, capital markets and corporate governance. He is a partner-director of Fernandes, Figueiredo, Françoso and Petros Law Firm. He worked for more than thirty years in the Brazilian Financial and Capital markets in the areas of investment analysis, corporate finance and asset management, in different institutions, notably at Unibanco, Brasilpar and Sul America Group. He was the deputy chairman and chairman of the Brazilian Association of Capital Markets (ABAMEC-Sao Paulo) between 1999/2001 and the first Chairman of the Supervisory Board of the Capitals Market Analysts of APIMEC (2010/2014). He  was a member of the Petrobras Board of Directors (alternate).

Carlos Antonio Rocca – Brazilian, economist, Professor with a doctorate in economics from USP, in the areas of econometrics and Brazilian economy and a graduate degree in advanced statistics from Escola Politécnica (USP). He was Economic Advisor to the Minister of Finance, Secretary of Treasury of the State of São Paulo; member of the National Monetary Council; CEO of FIPE; Chairman and member of boards of directors and advisory boards of national and foreign companies and entities; CEO of financial institutions; member of the Risk Management Sub-Committee of the IBGC; founder and managing partner of the financial and market risk consulting firm Rocca, Prandini & Rabat Financial Services (Risk Office); consultant contracted by the World Bank. He is also the author of dozens of books and articles published in Brazil and abroad. He is currently a Director at the Center for Capital Market Studies (CEMEC) of the IBMEC Institute; Founder and managing partner of Rocca, Eliseu, Prandini & Associados, an economic and financial consulting firm; founder and managing partner of CRC Consultores Associados, an economic and financial consulting firm; consultant at FIPECAFI; Board of Directors’ member certified by the IBGC; member of the Board of Directors of the National Institute of Higher Studies (INAE); the Board of Directors of Boavista de Serviços; the Economic Council of FECOMERCIO; the Technical Committee of Economy of the São Paulo Commercial Association and the International Academy of Law and Economics.

Clemir Carlos Magro - Brazilian, business administrator and accountant. He has solid experience in controllership, external audit, administration, finance, procurement and arbitration procedures. He is a member of the Board of Directors of Petrobras Distribuidora and was an alternate member of the Fiscal Council of EMBRAER; member of ANEFAC and IBRACON; former instructor in certain vocational courses, including: Course for Inspectors of the Central Bank of Brazil – FIPECAFI/USP/Central Bank partnership; Course for Controllers of Brokerage Firms – BOVESPA/ASCESP partnership; 2nd Audit Specialization course –

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

IAIB/Central Bank partnership; Audit course for Tax Agents and senior employees of the Secretariat of Finance of the State of São Paulo. Instructor in various internal audit courses promoted by Arthur Andersen.

Jerônimo Antunes, He graduated in Accounting and Business Administration and has a masters and a Ph.D. in Controlling and Accounting from FEA-USP. He currently holds the positions of (i) Professor-Doctor of the undergraduate course in accounting from FEA/USP; (ii) independent member of the Board of Directors and a Coordinator at the Auditing Committee for the Basic Sanitation Utility Company of the State of Sao Paulo - Sabesp, a publicly held company listed on the NYSE, in the field of water treatment and distribution; (iii) Board member of Petrobras Distribuidora; (iv) Professor of several MBA courses and specialization in ccounting, auditing, finance and business management courses at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He served as an independent Auditor of large, medium and small businesses for more than 30 years. He is still contracted as an Expert-Accountant and as a Technical Assistant Expert-Accountant in several disputes at Arbitrations and Mediation Chambers of CIESP FIESP, OAB, the Brazil-Canada Chamber of Commerce and the Judiciary Branch since 2005.

Walter Mendes de Oliveira Filho, Brazilian, economist from FEA-USP, post graduated in economics from PUC SP. Since September 2014, he has held the position of Executive Director of the Committee of Mergers and Acquisitions – CAF, a selfregulation entity of the BM&FBovespa, ANBIMA, AMEC and IBGC. Also, currently, Mr. Walter is the Executive Director of CAF- Acquisitions and Mergers Committee (since September 2014); independent member of the Board of Directors of St. Helena Food Industry S / A and alternate member of the Supervisory Board, elected by the minority shareholders of BR Foods. Previously, he was a partner and asset manager at Cultinvest Asset Management Ltda., an asset management firm, where he managed equity and fixed income (2010/2014). Before that, he was an Equity Superintendent, responsible for managing funds and stock portfolios distributed to clients of Banco Itaú-Unibanco S.A. (2003/2010). He was Investment Officer for Latin America, being responsible for managing equity funds in Latin America and the portion of these shares in Emerging Market of Schroder Investment Management PLC- London, a London-based investment management company (2000/2003). CEO, responsible for opening the office of Schroders Investment Management Brasil, the Brazilian branch of Schroder Investment Management PLC- London, in 1994, recruiting the research and management team and creating the asset management business for local institutional clients in 1999 (1994/1999). Between 1978/1993, he held the following positions at the Unibanco S.A. financial institution: Investment Research Supervisor (1987/1993); Head of Industry Research (1983/1987) and Investment Analyst (1978/1983). Founding Director of the Brazilian Association of Capital Market Investors – AMEC, a capital market association, in 2006, and its Chairman between 2009 and 2011. Member of the Oversight Board of Investment Analysts, an oversight board (2011/current) and member of the Advisory Board (2005/2007) of the Association of Capital Market Analysts and Professionals – APIMEC.

Betania Rodrigues Coutinho - Brazilian, civil engineer, with emphasis on structures and sanitation, specializing in oil and engineering master's degree in civil engineering, with an emphasis on environmental

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

geotechnics. It is petroleum engineer at Petrobras since 2004 and was Deputy Professor of the Federal University of Espirito Santo - UFES. Administration adviser representative of the Company's employees.

Sonia Consiglio Favaretto - Brazilian journalist. She is currently Press and Sustainability Director at the BM&FBOVESPA; Superintendent of the BM&FBOVESPA Institute; Chairman of the Deliberative Council of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA; Vice-Chair of the Sustainability Working Group of the World Federation of Exchanges (WFE). She is a member of the Advisory Boards of the Global Reporting Initiative Brazil (GRI), CDP – Driving Sustainable Economies and Ethos Indicators. Member of the Brazilian Women Leaders Network for Sustainability of the Ministry of the Environment. She was a member of the Brazilian Delegation in the Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change in Copenhagen (2009), Cancun (2010), Doha (2012), Warsaw (2013) and Paris (2015), on behalf of the BM&FBOVESPA. She is the instructor of the "Governance and Sustainability" module of the training course for Board Members of the Brazilian Institute of Corporate Governance (IBGC). Speaker, Panelist and Facilitator in national and international events and a judge in awards such as ECO/Amcham, Aberje and Jornalistas e Cia. She was guest participant of the International Visitor Leadership Program (IVLP). Social Investment and Entrepreneurship, United States, December 2011.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.